Exhibit 99.1

Fang to Hold 2021 Annual General Meeting on December 31, 2021

BEIJING, December 16, 2021 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced it would hold its 2021 annual general meeting of shareholders at Fang’s Beijing headquarters at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on December 31, 2021 at 10:00 a.m. (Beijing time). The proposal to be submitted for shareholders’ approval at the annual general meeting is the ratification of the appointment of MaloneBailey, LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2020.

The record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof has been set as December 20, 2021. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 71 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Ms. Jessie Yang
Investor Relations Director
Email: ir@fang.com